

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Roop Lakkaraju
Chief Financial Officer
BENCHMARK ELECTRONICS INC
56 South Rockford Drive
Tempe, Arizona 85281

      Re: BENCHMARK ELECTRONICS INC
          Form 10-K for the Year Ended December 31, 2021
          Filed February 25, 2022
          File No. 001-10560

Dear Mr. Lakkaraju:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing